1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

Taiwan Semiconductor
Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)

No. 121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)   Form 20-F      V          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes          No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 28, 2003	By:	/s/ Harvey Chang
Harvey Chang Senior Vice President & Chief Financial Officer

TSMC 2002 Fourth Quarter Report

Science-Based Industrial Park, Hsinchu, Taiwan, January 28, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM) (TSMC) today announced its financial results for the fourth quarter of 2002. Net sales for the fourth quarter, ended December 31, 2002, reached NT$41,154 million, while net income totaled NT$2,553 million. Earnings per share for the fourth quarter of 2002 were NT$0.13 based on the current 18,580,700 thousand weighted average outstanding shares.

For fiscal year 2002, ended December 31, the Company’s net sales were NT$160,961 million and net income reached NT$21,610 million. Earnings per share for the full year of 2002 were NT$1.14.

TSMC Spokesperson Mr. Harvey Chang said fourth quarter 2002 net sales grew 3.3% over the third quarter, with some fourth quarter revenues attributable to third quarter inventory. The Company’s utilization rate for the fourth quarter decreased to 61% from 79 % in the third quarter. Net income declined 19.2% in the same period.

Compared to the fourth quarter of 2001, TSMC’s net sales for the fourth quarter of 2002 grew 24.2%, while net income decreased 43.4%. Earnings per share for the fourth quarter of 2002 were NT$0.13, representing a 44.4 percent decrease from NT$ 0.24 for the fourth quarter of 2001.

Mr. Harvey Chang noted that the Company’s book-to-bill ratio was above 1.0 in both November and December 2002, indicating a steady growth in orders. This is in line with forecasts made during the third quarter 2002 investor conference, whereby TSMC anticipates revenue growth will return in the second quarter of 2003.

TSMC’s 2002 audited financial results are subject to approval by the TSMC Board of Directors.

#            #            #

Table 1: TSMC’s 2002 fourth quarter results

(Unit: NT$million, except for EPS)
	4Q’02 Amount*		4Q’01 Amount		YoY Change%	3Q’02 Amount		QoQ Change%
Net sales	41,154		33,130		24.2%	39,835		3.3%
Gross profit	10,682		11,089		-3.7%	12,835		-16.8%
Income from operations	5,651		5,859		-3.5%	8,367		-32.5%
Income before tax	3,078		4,298		-28.4%	6,030		-49.0%
Net income	2,553		4,514		-43.4%	3,160		-19.2%

EPS (NT$)	0.13	**	0.24	***	-44.4%	0.16	****	-19.9%

*	2002 fourth quarter figures have not been approved by Board of Directors
**	Based on 18,580,700 thousand weighted average outstanding shares
***	Based on 18,622,887 thousand weighted average outstanding shares
**** Based on 18,580,637 thousand weighted average outstanding share

Table 2: TSMC’s 2002 results

(Unit: NT$million, except for EPS)
	2002 Amount*		2001 Amount		YoY Change%
Net sales	160,961		125,888		27.9%
Gross profit	51,967		36,381		42.8%
Income from operations	34,176		17,342		97.1%
Income before tax	27,112		10,659		154.4%
Net income	21,610		14,483		49.2%

EPS(NT$)	1.14	**	0.75	***	52.0%

*	2002 figures have not been approved by Board of Directors
**	Based on 18,580,700 thousand weighted average outstanding shares
***	Based on 18,622,887 thousand weighted average outstanding shares

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext. 2075

For further information, please contact:
Mr. J.H. Tzeng PR Department Manager, TSMC Tel: 886-3-567-3338 886-928-882-607(Mobile) Fax: 886-3-567-0121 E-mail: jhtzeng@tsmc.com.tw	Mr. Jesse Chou Public Affairs Manager, TSMC Tel: 886-3-5673347 (O) 886-932-113-258(Mobile) Fax: 03-5670121 E-Mail: jhchoua@tsmc.com.tw	Ms. Shan-Shan Guo PR Manager, TSMC Tel: 886-3-5673345(O) 886-939-059-246 (Mobile) Fax: 03-5670121 Email: ssguo@tsmc.com.tw

FOR IMMEDIATE RELEASE

[LOGO]
4Q02	Quarterly Release
January 28, 2003

CONTACT IN TAIWAN
Julie Chan / Eric Chiang/Leon Ku
Finance Division
TSMC
invest@tsmc.com.tw
886-3567- 2664/ 2906/ 2282

CONTACT IN NEW YORK
Daniel Loh/Mami Ogawa
Director/Vice President
The Global Consulting Group
dan.loh@tfn.com/
mami.ogawa@tfn.com
212-807-5061/ 212-807-5075

Topics in This Release

•	Summary Operation Results

•	Management Commentary

•	Guidance & Forward- Looking Statements

•	Conference Call/ Webcast Notice 8 A.M. Eastern/ 9 P.M. Taiwan

•	Management Report

Please visit TSMC's Web site (http://www.tsmc.com) for details about this and other announcements.

(Hsin-Chu, Taiwan, R.O.C., January 28, 2003)

Taiwan Semiconductor Manufacturing Company, Ltd. (TAIEX: 2330, NYSE: TSM) (“TSMC” or “the Company”), the world’s largest dedicated semiconductor foundry company, today announced its unconsolidated results of operations for the quarter ended December 31, 2002. All figures were prepared in accordance with generally accepted accounting principles in Taiwan, which differ in some material respects from generally accepted accounting principles in the United States.

TSMC Announces 4Q02 Unconsolidated Results:

Revenues NT$41.154 Billion, Net Income NT$2.553 Billion
Fully Diluted EPS NT$0.13 (US$0.019 per ADS)

•	Revenues increased 3% sequentially due to a 1% rise in wafer shipments and a weaker NT dollar.
•	Net income decreased 19% sequentially, reflecting a narrower gross margin, increased R&D expenditures and investment losses, all offset in part by lower income tax expense.
•	Fully diluted EPS declined 20% sequentially.
•	Full-Year revenues increased 28% to NT$160.961 billion versus the same period last year; Full-Year net profit rose 49% to NT$21.61 billion.
•	Financial indicators (cash flow generation, liquidity, debt service) remained healthy.

Management Commentary
- Harvey Chang, SVP & CFO:
“Our 4Q02 results reflect the current overall lackluster business environment.

“Net sales rose 3% to NT$41.154 billion, but our net income declined 19% versus the prior quarter to NT$2.553 billion. Despite our mixed sales and earnings performance in 4Q02, our book-to-bill ratio was above 1.0 in both November and December. We are encouraged by this development, and we continue to believe that we will see renewed sequential quarterly revenue growth starting from 2Q03.

“During October and November, our revenues benefited from sales from inventory on hand at the end of the third quarter, reflecting a pick up in demand for PCs and communications products for the Christmas season. Unit sales decreased in December, however, as the holiday season drew to a close.

“Lower net earnings in the quarter reflected several factors: a reduction in our capacity utilization rate from 79% to 61%, an increase in our R&D expenditures and increased investment losses.

“Despite recent business conditions, TSMC remains to be financially sound. TSMC generates a positive cash flow of NT$20 billion during 2002 and continues to operate as an essentially debt free company with net cash reserves of NT$22.7 billion.”

Taiwan Semiconductor Manufacturing Company, Ltd.
January 28, 2003

Guidance & Forward-LookingStatements:

Based upon the current business outlook, guidance for 1Q03 and 2003 are as follows:

➢
We continue to expect TSMC revenues to bottom out during the course of the first quarter. We also expect 2003 semiconductor industry revenue growth to be around 8%, while TSMC revenue growth continues to exceed that.

➢	In the first quarter of 2003, we expect:

-	Wafer shipments to decline by a low single-digit percentage rate on a sequential basis;
-
ASP to decline by about 7% due to essentially flat percentage shipments of advanced technology wafers (0.18um and below) and a general price decline. The percentage shipments of advanced technology wafers will rise again in 2Q03;

-	An overall utilization rate around 60%;
-	Customer demand mix by product applications to remain similar to that in 4Q02, with communications showing a slight improvement.

➢	We expect that CAPEX in 2003 will be in the range of US$1.0 to US$1.5 billion.

Safe Harbor Notice:
The statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. TSMC cautions readers that forward-looking statements are subject to significant risks and uncertainties and are based on TSMC’s current expectations. Actual results may differ materially from those contained in such forward-looking statements for a variety of reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor industry; demand and supply for TSMC’s foundry manufacturing capacity in particular and for foundry manufacturing capacity in general; intense competition; the failure of one or more significant customers to continue to place the same level of orders with us; TSMC’s ability to remain a technological leader in the semiconductor industry; TSMC’s ability to manage expansion of its capacity; TSMC’s ability to obtain, preserve and defend its intellectual property rights; natural disasters and other unexpected events which may disrupt production; and exchange rate fluctuations. Additional information as to these and other risk factors that may cause TSMC’s actual results to differ materially from TSMC’s forward-looking statements may be found in TSMC’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on May 9, 2002, and such other documents as the Company may file with, or submit to, the SEC from time to time.

Taiwan Semiconductor Manufacturing Company, Ltd.
January 28, 2003

Conference Call at 8 A.M. Eastern Time on January 28, 2003 (Tuesday)

Dial-in Access (listen only):

United States
1-303-262-2127

Other Locations
852-3002-8537

(Code: “TSMC”)

Webcast Access:
http://www.tsmc.com

Corporate Headquarters:
Taiwan Semiconductor Manufacturing Company, Ltd.
121, Park Avenue III,
Hsin-Chu Science-Based Industrial Park,
Hsin-Chu, Taiwan, R. O. C.
Tel: 886/3/578-0221
http://www.tsmc.com

Conference Call & Webcast Notice:

•	TSMC’s quarterly review conference call will be held at 8 A.M. Eastern Time (9 P.M. Taiwan Time) on Tuesday, January 28, 2003.
•	The conference call will also be Webcast live on the Internet.
•	Investors wishing to access the live Webcast should visit TSMC’s Web site at http://www.tsmc.com at least 15 minutes prior to the broadcast.
Instructions	will be provided on the Web site to facilitate the downloading and installation of necessary audio applications.
•	Investors without Internet access may listen to the conference call by dialing 1-303-262-2127 in the U.S. and 852-3002-8537 in other locations (Security Code: TSMC).
•	An archived version of the Webcast will be available on the TSMC Web site for six months following the Company’s quarterly review conference call and Webcast.

TSMC Profile:

TSMC is the world's largest dedicated semiconductor foundry, providing the industry’s leading manufacturing capacity, process technology, library and IP options, and other leading-edge foundry services. TSMC currently operates one twelve-inch wafer fab, five eight-inch wafer fabs and one six-inch fab. The Company also has substantial capacity commitments at a wholly owned U.S. subsidiary (WaferTech) and two joint-venture fabs (Vanguard and SSMC). TSMC’s 300mm wafer fab (Fab 12), the first of its kind in Taiwan, commenced commercial production in January 2002. TSMC’s corporate headquarters are in Hsin-Chu, Taiwan. More information about TSMC is available through the World Wide Web at http://www.tsmc.com.

# # #

FOR IMMEDIATE RELEASE

[LOGO]

4Q02	Quarterly Management Report
January 28, 2003

CONTACT IN TAIWAN
Julie Chan/ Eric Chiang/ Leon Ku
Finance Division
TSMC
invest@tsmc.com.tw
886-3567- 2664/ 2906/ 2282

CONTACT IN NEW YORK
Daniel Loh/ Mami Ogawa
Director/Vice President
The Global Consulting Group
dan.loh@tfn.com/
mami.ogawa@tfn.com
212-807-5061/ 212-807-5075

Topics in This Report

•	Operation Results Review

•	Financial Condition Review

•	Cash Flow Strength Review

•	Capital Commitment & Capacity

•	Recap of Important Events

Operation Results Review:

Summary:
							Comparisons
(Amount in NT$ Bn except for EPS)	4Q02		3Q02		4Q01		QoQ	YoY
EPS (NT$ per com. sh.)	0.13		0.16		0.24		(20)%	(44)%
(US$ per ADR unit)	0.019		0.024		0.034		(21)%	(44)%
Net Sales	41.15		39.84		33.13		3%	24%
Gross Profit	10.68		12.84		11.09		(17)%	(4)%
Operating Expenses	(5.03)		(4.47)		(5.23)		13%	(4)%
Non-op Exp. & Invest.	(2.57)		(2.34)		(1.56)		10%	65%
Net Income	2.55		3.16		4.51		(19)%	(43)%

Wafers Shipped (8”equiv.)	682	K	677	K	558	K	1%	22%
Capacity Utilization	61%		79%		50%

Remarks:

TSMC today announced EPS of NT$0.13 (US$0.019 per ADR unit) for the fourth quarter of 2002.

EPS figures in the latest quarter represent a 20% decline in net income compared with 3Q02.

Operational results in 4Q02 reflect:

Net sales of NT$41.154 billion, an increase of 3% sequentially, due to a 1% rise in wafer shipments and a weaker NT dollar;

Gross profit of NT$10.682 billion, a 17% decline sequentially, primarily due to a lower capacity utilization rate;

Operating expenses of NT$5.031 billion, an increase of 13% sequentially, with higher research and development expenditures (NT$3.7 billion in 4Q02 versus NT$2.8 billion in 3Q02) partly offset by lower overall administrative overhead;

A combined loss of NT$2.573 billion (up 10% sequentially) from net non-operating items and investments, mainly reflecting increased operating losses by the Company’s Wafertech subsidiary amid soft market conditions;

Net income of NT$2.553 billion, representing a sequential decline of 19%;

Net cash reserves of NT$22.7 billion, up from NT$20.5 billion in 3Q02.

Taiwan Semiconductor Manufacturing Company, Ltd.
January 28, 2003

Revenue Analyses:

Net sales increased 3% sequentially to NT$41.154 billion, aided partly by shipments from inventories accumulated in 3Q02. Computer and communications applications were the principal revenue drivers in the quarter, reflecting a pickup in demand for the Christmas season.

Revenue mix in terms of technology shifted towards leading-edge geometries during the quarter, reflecting stronger than expected demand from computer and communication applications. As a result, revenues contributed by leading-edge technology applications (0.18um or more advanced) represented 53% of TSMC’s total revenue versus 48% in 3Q02.

Revenue mix in terms of customer-type reflected the stronger demand for computer product applications during the quarter. As a result, revenues from the Fabless sector increased to 68% from 64% in 3Q02.

In terms of geography, the revenue mix was little changed from the previous quarter.

Wafers manufactured by TSMC’s affiliates contributed 10.4% (NT$4.273 billion) to net sales during the quarter versus 9.7% (NT$3.87 billion) in 3Q02.

Wafer shipments increased by 1% to 682K units sequentially.

Table 1
Revenue Analyses (Incl. Outputs from Affiliates)

By Application	4Q02	3Q02	4Q01
Computer	39%	36%	56%
Communication	35%	34%	20%
Consumer	18%	22%	19%
Industrial / Others	5%	5%	2%
Memory	3%	3%	3%

By Technology	4Q02	3Q02	4Q01
X ≤0.13µ	8%	5%	—%
0.13µ <X ≤0.15µ	24%	20%	21%
0.15µ <X ≤0.18µ	21%	23%	24%
0.18µ < X ≤0.25µ	25%	27%	29%
0.25µ < X ≤0.35µ	11%	13%	15%
X ≥0.50µ	11%	12%	11%

By CustomerType	4Q02	3Q02	4Q01
Fabless	68%	64%	71%
IDM	31%	35%	28%
System	1%	1%	1%

By Geography	4Q02	3Q02	4Q01
North America	76%	76%	80%
Asia Pacific	14%	13%	13%
Europe	5%	5%	3%
Japan	5%	6%	5%

ASP Trend

Average selling price in U.S. dollars was marginally lower (down 0.6%) versus the previous quarter due to a modest decline in pure pricing, offset by an improved shipments mix.

ASP in NT dollars rose 2% due to the strengthening of the U.S dollar against the NT dollar (to NT$34.84/$ from NT$33.95/$) offset in part by the nominal ASP decline cited above.

[GRAPH]

Taiwan Semiconductor Manufacturing Company, Ltd.
January 28, 2003

Gross Margin Analysis:

Gross profit declined NT$2.153 billion to NT$10.682 billion. As a result, gross margin narrowed to 26% from 32% in 3Q02. The decline in gross margin was primarily due to a lower capacity utilization rate.

If wafers manufactured by TSMC affiliates were excluded, the gross margin from TSMC’s manufacturing activities (on a stand-alone basis) would have been 28%, down from 35% in the previous quarter.

Gross Margin Analysis

				Comparisons
(Amount: NT$ Bn)	4Q02	3Q02	4Q01	QoQ	YoY
COGS	30.5	27.0	22.0	13%	38%
Depreciation	13.3	13.3	11.7	(0.3)%	13%
Other MFG Cost	17.2	13.7	10.3	25%	66%
Gross Profit	10.7	12.8	11.1	(17)%	(4)%
Gross Margin
-TSMC+Aff	26%	32%	33%
-TSMC alone	28%	35%	36%

Utilization Rate Trend:

Capacity utilization of 61% in the latest quarter was lower than that in 3Q02 due to reduced wafer output (down 18%) on the back of a higher capacity level (up 6% quarter-on-quarter). The lower utilization was also partially caused by the sale of 3Q02 inventory during the early part of 4Q02 in anticipation of the Christmas holiday season.

[GRAPH]

Operating Expenses:

Operating expenses rose 13% sequentially as higher R&D expenditures were partially offset by lower overall administrative overhead. The increase in R&D expenditures reflected continued development activities in 0.13um, 90nm and 65nm technologies. Lower selling and marketing expenses mainly reflected the reversal of a previous bad debt accrual.

Operating Expenses Analysis

				Comparisons
(Amount: NT$ Bn)	4Q02	3Q02	4Q01	QoQ	YoY
Total Op. Exp.	5.0	4.5	5.2	13%	(4)%
Gen’l & Admin.	1.3	1.4	1.7	(2)%	(22)%
Selling & Mkting.	0.0	0.3	0.6	(91)%	(95)%
R & D	3.7	2.8	2.9	31%	26%

Non-Operating Items & Investment:

Net non-operating items and investments resulted in an aggregate loss of NT$2.57 billion, NT$236 million worse than the previous quarter.

Investment losses increased NT$341 million compared with the previous quarter, primarily reflecting weaker results by WaferTech amidst a soft market.

Non-Operating Items & Investment
				Comparisons
(Amount: NT$ Bn)	4Q02	3Q02	4Q01	QoQ	YoY
Net Int. Inc./(Exp.)	(0.3)	(0.3)	(0.4)	1%	(18)%
Other Non-Ops.	(0.1)	(0.2)	0.6	(49)%	n.m.
Invest. Inc./(Loss)	(2.2)	(1.8)	(1.7)	19%	24%
• Wafertech*	(1.0)	(0.3)	(0.3)	216%	222%
• SSMC	(0.2)	(0.3)	(0.4)	(49)%	(59)%
• Vanguard	(0.2)	(0.3)	(1.0)	(17)%	(74)%
• Others	(0.8)	(0.9)	(0.0)	(15)%	713%

*	Operation results only; does not include amortization of goodwill resulting from minority interest acquisition.

Taiwan Semiconductor Manufacturing Company, Ltd.
January 28, 2003

Liquidity Analysis:

Liquidity remains a highlight of TSMC’s financial strength. The Company’s current ratio increased to 3.0x as of 4Q02 from a highly liquid 2.4x as of 3Q02.

Net working capital (the excess of current assets over current liabilities) of NT$63.6 billion was NT$4.5 billion greater than the previous quarter. The increase in net working capital was primarily due to a reduction in current liabilities as a result of the reduction in capital equipment purchases. This was offset in part by a decrease in inventories in line with seasonal factors.

Financial Condition Review:

Liquidity Analysis

(Amount: NT$ Bn)	4Q02	3Q02	4Q01
Cash & Equiv.	61.7	64.5	33.4
Accounts Receivable	16.4	17.9	17.0
Inventories	10.3	13.3	8.5
Total Current Assets	94.7	100.4	63.7
Accounts Payable	27.2	32.3	20.2
Total Current Liabilities	31.2	41.3	25.2

Receivable/Inventory Days Trend:

TSMC’s receivables and inventories declined by 8% and 22%, respectively, versus the previous quarter. Receivables declined to the equivalent of 40 days revenue compared with 42 days last quarter due to better collection efforts and lower turnover in December as the holiday season drew to a close. Inventories, meanwhile, decreased to the equivalent of 37.5 days cost-of-goods sold versus 45.3 days in the previous quarter due to seasonal factors.

[GRAPH]

Debt Service:

TSMC remains an essentially debt-free company.

Net cash reserves (the excess of cash and equivalents over interest-bearing debt) increased by NT$2.2 billion in 4Q02 versus the previous quarter, reflecting reduced capital spending during the quarter.

TSMC’s debt level declined to NT$39.0 billion from NT$44.0 billion in the previous quarter as a result of the NT$5.0 billion corporate bond repayment.

Debt Service

(Amount: NT$ Bn)	4Q02	3Q02	4Q01
Cash & Equiv.	61.7	64.5	33.4

S-T Credit Instr.	4.0	9.0	5.0
Bonds Payable	35.0	35.0	24.0

Total Debts	39.0	44.0	29.0

Net Cash Reserves	22.7	20.5	4.4

Taiwan Semiconductor Manufacturing Company, Ltd.
January 28, 2003

Summary Cash Flow Analysis:

During 4Q02, TSMC generated NT$23.9 billion in cash from operating activities.

Net cash used in investing activities totaled NT$21.7 billion, including acquisitions of fixed assets in the amount of NT$17.9 billion.

TSMC ended this quarter with NT$2.9 billion less cash on hand than the previous quarter.

Cash Flow Analysis

	4Q02	3Q02	4Q01
(Amount: NT$ Bn)
Net Income	2.6	3.2	4.5
Deprec. & Amort.	16.1	14.6	13.0
Other OP Sources/(Uses)	5.2	6.8	(4.2)

Total OP Sources/(Uses)	23.9	24.6	13.3

Net Investing Sources/(Uses)	(21.7)	(21.4)	(10.6)

Net Financing Sources/(Uses)	(5.1)	(5.1)	(0.1)

Net Cash Position Changes	(2.9)	(1.9)	2.7

Operating Cash Flow Trend:

Operating cash flow maintained a healthy pace during 4Q02 despite a decline in profitability of NT$607 million.

Quarterly operating cash flow of NT$23.9 billion was on par with NT$24.6 billion in 3Q02.

Non-cash charges during the quarter totaled NT$21.4 billion, comparable to NT$21.5 billion in 3Q02.

[GRAPH]

Capital Commitment and Capacity:

TSMC’s capital expenditures totaled US$1.6 billion in 2002. Based on current assumptions, the Company anticipates that capital expenditures are likely to be in the range of US$1.0 to US$1.5 billion in 2003.

TSMC remains fully committed to providing capacity that meets both the fabrication and technological needs of its customers. The Company intends, however, to manage changes in capacity in accordance with the strength of actual demand.

Capital Commitment and Capacity Highlights

•	Actual 2002 capital expenditure: US$1.6 billion.

•	Estimated 2003 capital expenditure: in the range of US$1.0 – US$1.5 billion.

•	2002 Installed Capacity (on the basis of 8-inch equivalent wafers):
1,067K/quarter – as of December 2002
3,891K/annum – as of December 2002

•	Estimated 2003 Capacity (on the basis of 8-inch equivalent wafers):
1,068K/quarter – as of March 2003

Taiwan Semiconductor Manufacturing Company, Ltd.
January 28, 2003

A summary of TSMC’s capacity plan for 1Q03, detailed by fabs, is shown in Table 2.

TSMC intends to steadily ramp up capacity at Fabs 6, 8 and 12 during 2003 while it reduces installed capacity at Fab 7.

While the majority of TSMC’s fabs will conduct annual maintenance in 1Q03, estimated installed capacity in the first quarter is expected to remain flat with that in 4Q02. TSMC’s annual maintenance schedule for 2003 is noted below

Month	Fab
December, 2002	Fab 5
January, 2003	Fab 2, 3, 8 and 12
February, 2003	Fab 6
March, 2003	VIS
May, 2003	Fab 7

Table 2
Capacity Managed by TSMC
	Installed Capacity
Fab Unit/(wafer size)	4Q02 Actual	1Q03 Estimate
Fab 2 (6”) [1]	230	206
Fab 3 (8”)	211	193
Fab 5 (8”)	104	106
Fab 6 (8”)	137	157
Fab 7 (8”)	67	65
Fab 8 (8”)	156	161
Fab12 (12”)	14	17
WaferTech (8”)	89	87
VIS (8”)	119	120
SSMC (8”)	23	24
Total Capacity (8” Equiv.)[2]	1,067	1,068

[1]	6”-wafer is converted into 8”-equivalent wafer by dividing by 1.78; 12”-wafer by multiplying by 2.25.
[2]	Total installed capacity is expressed as 8”-equivalent wafers, in thousands of wafers.

Recap of Important Events & Announcements:

•	TSMC Unveils Industry’s First Viable 25 Nanometer Transistors (12/11)

•	TSMC Expands Advanced Technology Libraries, Enhances Distribution Program to Accelerate Availability (12/10)

•	TSMC Revises Upwards Its Guidance for the Fourth Quarter of 2002 (11/22)

•	TSMC Board of Directors Approves Subscription of New Shares to Be Issued by Vanguard International Semiconductor Corporation (11/05)

TSMC

2002 Fourth Quarter Results
Investor Conference

January 28th, 2003

Empowering Innovation

Agenda

- Welcome
- 4Q'02 Financial Results (unconsolidated) — Harvey Chang
- Remarks — Morris Chang
- Q&A — Morris Chang et. al.

Empowering Innovation

Safe Harbor Notice

- TSMC's statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in any forward-looking statement.

- Information as to those factors that could cause actual results to differ materially from those indicated by TSMC's forward-looking statements can be found in TSMC's Annual Report on Form 20F filed with the U.S. Securities and Exchange Commission on May 9, 2002.

Empowering Innovation

2002 Income Statement

Amount:NT$Billion	1Q'02 Amount	1Q'02 %	2Q'02 Amount	2Q'02 %	3Q'02 Amount	3Q'02 %	4Q'02 Amount	4Q'02 %	2002 Amount	2002 %
Net Sales	35.79	100%	44.18	100%	39.84	100%	41.15	100%	160.96	100%
COGS	(23.76)	-66%	(27.76)	-63%	(27.00)	-68%	(30.47)	-74%	(108.99)	-68%
Gross Profit	12.03	34%	16.42	37%	12.84	32%	10.68	26%	51.97	32%
Operating Expense	(3.85)	-11%	(4.45)	-10%	(4.47)	-11%	(5.03)	-12%	(17.79)	-11%
Operating Income	8.18	23%	11.98	27%	8.37	21%	5.65	14%	34.18	21%
Non-operating Income (Exp.)	(0.22)	-1%	(0.20)	0%	(0.52)	-1%	(0.41)	-1%	(1.35)	-1%
Investment Income (Loss)	(0.95)	-3%	(0.79)	-2%	(1.82)	-5%	(2.16)	-5%	(5.72)	-4%
Income before Tax	7.02	19%	10.99	25%	6.03	15%	3.08	7%	27.11	17%
Income Tax Credit (Exp.)	(0.43)	-1%	(1.68)	-4%	(2.87)	-7%	(0.53)	-1%	(5.50)	-3%
Net Income	6.59	18%	9.31	21%	3.16	8%	2.55	6%	21.61	13%
EPS (NT$)	0.35		0.50		0.16		0.13		1.14	

Empowering Innovation

2002 Income Statement - Yearly Comparison

TSMC w/o Affiliates

NT$Billion	2002		2001	
Net Sales	143.9	100%	114.9	100%
COGS	(92.8)	-64%	(78.8)	-69%
Gross Margin	51.1	36%	36.1	31%

Amount:NT$Billion	2002 Amount	2002 %	2001 Amount	2001 %	YOY %
Net Sales	160.96	100%	125.89	100%	28%
COGS	(108.99)	-68%	(89.51)	-71%	22%
Gross Profit	51.97	32%	36.38	29%	43%
Operating Expense	(17.79)	-11%	(19.04)	-15%	-7%
Operating Income	34.18	21%	17.34	14%	97%
Net Non-operating Income (Exp.	(1.35)	-1%	(0.25)	0%	430%
Investment Income (Loss)	(5.72)	-4%	(6.43)	-5%	-11%
Income before Tax	27.11	17%	10.66	8%	154%
Income Tax Credit (Exp.)	(5.50)	-3%	3.82	3%	-
Net Income	21.61	13%	14.48	12%	49%
EPS (NT$)	1.14		0.75		

Empowering Innovation

4Q 2002 Result Highlights

Amount:NT$Billion	4Q'02 Amount	3Q'02 Amount	4Q'01 Amount
Net Sales	41.15	39.84	33.13
Net Income	2.55	3.16	4.51
EPS (NT$)	0.13	0.16	0.24
Cash and Equivalent	61.66	64.52	33.40
Debt	39.00	44.00	29.00
Shareholders' Equity	295.85	293.61	277.19
Wafers Shipped (Kpcs)	682	677	558
Utilization (%)	61%	79%	50%

Empowering Innovation

4Q 2002 Income Statement - YoY Comparison

TSMC w/o Affiliates

NT$Billion	4Q'02		4Q'01	
Net Sales	36.9	100%	30.6	100%
COGS	(26.4)	-72%	(19.6)	-64%
Gross Margin	10.5	28%	11.0	36%

Amount:NT$Billion	4Q'02 Amount	4Q'02 %	4Q'01 Amount	4Q'01 %	YOY %
Net Sales	41.15	100%	33.13	100%	24%
COGS	(30.47)	-74%	(22.04)	-67%	38%
Gross Profit	10.68	26%	11.09	33%	-4%
Operating Expense	(5.03)	-12%	(5.23)	-16%	-4%
Operating Income	5.65	14%	5.86	17%	-4%
Net Non-operating Income (Exp.)	(0.41)	-1%	0.19	1%	-
Investment Income (Loss)	(2.16)	-6%	(1.75)	-5%	24%
Income before Tax	3.08	7%	4.30	13%	-28%
Income Tax Credit (Exp.)	(0.53)	-1%	0.21	1%	-
Net Income	2.55	6%	4.51	14%	-43%
EPS (NT$)	0.13		0.24		

Empowering Innovation

4Q 2002 Balance Sheet & Cash Flow - YoY Comparison

Amount:NT$Billion	4Q'02 Amount	4Q'02 %	4Q'01 Amount	4Q'01 %	YOY %
Cash	61.7	17%	33.4	10%	85%
LT Debt	35.0	9%	24.0	7%	46%
Equity	295.9	80%	277.2	83%	7%
Total Assets	370.0	100%	335.7	100%	10%
Depreciation & Amort.	16.1		12.4		29%
Capital Expenditure	17.9		10.0		79%
ROE	7.5%		5.4%		
ROA	6.7%		4.8%		

Empowering Innovation

4Q 2002 Income Statement - QoQ Comparison

TSMC w/o Affiliates

NT$Billion	4Q'02		3Q'02	
Net Sales	36.9	100%	36.0	100%
COGS	(26.4)	-72%	(23.3)	-65%
Gross Margin	10.5	28%	12.6	35%

Amount:NT$Billion

	4Q'02		3Q'02		QOQ
	Amount	%	Amount	%	%
Net Sales	41.15	100%	39.84	100%	3%
COGS	(30.47)	-74%	(27.00)	-68%	13%
Gross Profit	10.68	26%	12.84	32%	-17%
Operating Expense	(5.03)	-12%	(4.47)	-11%	13%
Operating Income	5.65	14%	8.37	21%	-32%
Net Non-operating Income (Exp.)	(0.41)	-1%	(0.52)	-1%	-20%
Investment Income (Loss)	(2.16)	-6%	(1.82)	-5%	19%
Income before Tax	3.08	7%	6.03	15%	-49%
Income Tax Credit (Exp.)	(0.53)	-1%	(2.87)	-7%	-82%
Net Income	2.55	6%	3.16	8%	-19%
EPS (NT$)	0.13		0.16		

Empowering Innovation

Inventory Status Analysis

Amount:NT$Billion	4Q'02		3Q'02		2Q'02	
	Amount	%	Amount	%	Amount	%
Inventory	10.3	100%	13.3	100%	11.7	100%
Raw Material	1.0	10%	1.1	8%	1.1	9%
WIP	7.5	73%	8.7	65%	9.6	82%
Finish Goods	1.8	17%	3.5	26%	1.0	9%

Empowering Innovation

4Q 2002 Balance Sheet & Cash Flow - QoQ Comparison

Amount:NT $Billion	4Q'02 Amount	4Q'02 %	3Q'02 Amount	3Q'02 %	QOQ %
Cash	61.7	17%	64.5	17%	-4%
LT Debt	35.0	9%	35.0	9%	0%
Inventory	10.3	3%	13.3	4%	-23%
Equity	295.9	80%	293.6	78%	1%
Total Assets	370.0	100%	377.4	100%	-2%
Depreciation & Amort.	16.1		14.7		9%
Capital Expenditure	17.9		19.6		-9%
ROE	7.5%		8.9%		
ROA	6.7%		7.7%		

Empowering Innovation

Sales Breakdown by Technology

100%
75%
50%
25%
0%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
0.13u-
0.15u
0.18u
0.25u
0.35u
0.50u+
1
17
34
30
18
4
22
39
20
15
15
24
31
16
14
21
24
29
15
11
1
30
22
25
13
9
1
29
22
23
14
11
5
20
23
27
13
12
8
24
21
25
11
11

	1Q01	2Q01	3Q01	4Q01	1Q02	2Q02	3Q02	4Q02
Sales (NT$Bn)	39.5	26.3	26.9	33.1	35.8	44.2	39.8	41.2

Empowering Innovation

Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02

Sales (NT$Bn)	39.5	26.3	26.9	33.1	35.8	44.2	39.8	41.2

Empowering Innovation

Sales Breakdown by Geography

US
Asia
Europe
Japan
100%
75%
50%
25%
0%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
13
10
18
59
12
7
18
63
12
3
16
69
5
3
13
80
5
3
14
78
6
3
12
79
6
5
13
76
5
5
14
76

Sales (NT$Bn)	39.5	26.3	26.9	33.1	35.8	44.2	39.8	41.2

Note: This chart does not reflect the actual shipment destination of sales.

Empowering Innovation

Sales Breakdown by Customer

Fabless
IDM
System
100%
75%
50%
25%
0%
0
0
1
1
1
1
1
1
36
37
32
28
21
26
35
31
64
63
67
71
78
73
64
68
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02

Sales (NT$Bn)	39.5	26.3	26.9	33.1	35.8	44.2	39.8	41. 2

Empowering Innovation

Fab Utilization and ASP Trend

TSMC Group Out Utilization (%)**
Utilization (Bars)
ASP (Line)
ASP/8" Equiv.* (US$)
120
100
80
60
40
20
0
2,000
1,000
0
97
99
103
108
102
75
58
67
87
102
92
104
108
101
107
105
70
44
41
50
67
85
79
61
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1997
1998
1999
2000
2001
2002

* Average for all Wafers; ASP varies by technology and wafer size

** The utilization rates in 1999 and 2000 have been restated to include affiliates (WT, TASMC, WSMC, and VIS)

Empowering Innovation

Installed Capacity by FAB

FAB	Wafer Size	4Q02	1Q03
Fab-2	6"	230	206
Fab-3	8"	211	193
Fab-5	8"	104	106
Fab-6	8"	137	157
Fab-7	8"	67	65
Fab-8	8"	156	161
Fab-12	12"	14	17
Wafer Tech	8"	89	87
VIS	8"	119	120
SSMC	8"	23	24
Total Installed Capacity (8" Equivalent Kpcs)		**1067**	**1,068**

Note:
1. Fabs 3 and 4 were consolidated into a single fab during 1Q02.
2. 6"-wafer is converted into 8"-equivalent wafer by dividing by 1.78; 12"-wafer by multiplying by 2.25.

Empowering Innovation

Capacity Plan by Technology

0.13 um
0.15 um
0.18 um
0.25 um
0.35 um
0.50 um+
100%
50%
0%
1996
1997
1998
1999
2000
2001
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03

- 0.18um and more advanced technology capacity will be over 45% of total capacity by 2003 year-end, up from 38% at end of 2002.

Empowering Innovation

http://www.tsmc.com

invest@tsmc.com.tw

Empowering Innovation

Attachment A

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED BALANCE SHEET
[LOGO]                                                                     As of December 31, 2002 and 2001
(Figures in Millions of New Taiwan dollars (NTD) and U.S. dollars (USD)) (1)

	Dec. 31, 2002			Dec. 31, 2001		YoY
	USD	NTD	%	NTD	%	Move	Inc (Dec)%
ASSETS
Cash	1,774	61,657	16.7	33,404	9.9	28,253	84.6
Accounts Receivable	473	16,446	4.4	16,976	5.1	(530)	(3.1)
Inventories	298	10,340	2.8	8,504	2.5	1,836	21.6
Other Current Assets	181	6,304	1.7	4,769	1.4	1,535	32.2

Total Current Assets	2,726	94,747	25.6	63,653	19.0	31,095	48.9

Long Term Investment	1,006	34,978	9.5	32,869	9.8	2,109	6.4

Fixed Assets	11,672	405,640	109.6	355,724	106.0	49,916	14.0
Less Accumulated Depreciation	(5,422)	(188,448)	(50.9)	(140,225)	(41.8)	(48,223)	34.4

Net Fixed Assets	6,250	217,192	58.7	215,499	64.2	1,693	0.8

Other Assets	665	23,097	6.2	23,713	7.1	(616)	(2.6)

Total Assets	10,647	370,016	100.0	335,735	100.0	34,281	10.2

LIABILITIES
Short Term Loans	115	4,000	1.1	0	0.0	4,000	—
Accounts Payable	782	27,160	7.3	25,211	7.5	1,949	7.7

Total Current Liabilities	897	31,160	8.4	25,211	7.5	5,949	23.6

Bonds Payable	1,007	35,000	9.5	24,000	7.1	11,000	45.8
Long Term Debt	0	0	0.0	0	0.0	0
Other Long Term Liabilities	230	8,002	2.2	9,334	2.8	(1,332)	(14.3)

Total Liabilities	2,134	74,162	20.0	58,545	17.4	15,618	26.7

SHAREHOLDERS’ EQUITY
Capital Stock	5,733	199,229	53.8	181,326	54.0	17,903	9.9
Capital Surplus	1,640	57,005	15.4	57,128	17.0	(123)	(0.2)
Legal Reserve	536	18,641	5.0	17,180	5.1	1,461	8.5
Special Reserve	0	0	0.0	350	0.1	(350)	(100.0)
Retained Earnings	637	22,151	6.0	19,978	6.0	2,174	10.9
Treasury Stock	(55)	(1,923)	(0.5)	0	0.0	(1,923)	—
Unrealized loss on long-term investments	(6)	(194)	(0.1)	0	0.0	(194)	—
Cumulated Translation Adjustment	27	945	0.3	1,229	0.4	(284)	(23.1)

Total Equity	8,513	295,853	80.0	277,190	82.6	18,663	6.7

Total Liabilities & Shareholders’ Equity	10,647	370,016	100.0	335,735	100.0	34,281	10.2

Note: (1)	New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$34.75 per U.S. dollar at the end of December, 2002.

Attachment B

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
[LOGO]                                             For the Three Months Ended December 31, 2002 and 2001
(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD)(1)
Except for Per Share Amounts and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison
	4Q 2002		% of Sales	4Q 2001 NTD	YoY Inc (Dec) %	4Q 2002		% of Sales	3Q 2002 NTD	QoQ Inc (Dec) %
	USD	NTD				USD	NTD
Net Sales	1,181	41,154	100.0	33,130	24.2	1,181	41,154	100.0	39,835	3.3
Cost of Sales	(875)	(30,472)	(74.0)	(22,041)	38.3	(875)	(30,472)	(74.0)	(27,000)	12.9

Gross Profit	307	10,682	26.0	11,089	(3.7)	307	10,682	26.0	12,835	(16.8)

Operating Expenses
General and Administrative Expenses	(38)	(1,327)	(3.2)	(1,710)	(22.4)	(38)	(1,327)	(3.2)	(1,358)	(2.3)
Selling and Marketing Expenses	(1)	(28)	(0.1)	(612)	(95.5)	(1)	(28)	(0.1)	(297)	(90.7)
Research and Development Expenses	(106)	(3,676)	(8.9)	(2,908)	26.4	(106)	(3,676)	(8.9)	(2,812)	30.7

Total Operating Expenses	(144)	(5,031)	(12.2)	(5,230)	(3.8)	(144)	(5,031)	(12.2)	(4,468)	12.6

Income from Operations	162	5,651	13.7	5,859	(3.5)	162	5,651	13.7	8,367	(32.5)

Net Non-operating Income (Expenses)	(12)	(411)	(1.0)	187	—	(12)	(411)	(1.0)	(516)	(20.3)
Investment Loss	(62)	(2,162)	(5.3)	(1,748)	23.7	(62)	(2,162)	(5.3)	(1,821)	18.7

Income before Income Tax	88	3,078	7.5	4,298	(28.4)	88	3,078	7.5	6,030	(49.0)

Income Tax Credit (Expenses)	(15)	(525)	(1.3)	215	—	(15)	(525)	(1.3)	(2,870)	(81.7)

Net Income	73	2,553	6.2	4,514	(43.4)	73	2,553	6.2	3,160	(19.2)

Diluted Earnings Per Ordinary Share (4)	0.004	0.13		0.24	(44.4)	0.004	0.13		0.16	(19.9)

Earnings Per ADR (2)	0.019	0.66		1.18		0.019	0.66		0.82
Weighted Average Outstanding Shares (‘M) (3)		18,581		18,623			18,581		18,581

Note:  (1)  New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD34.84 per U.S. dollar for the fourth quarter of 2002.
           (2)  1 ADR equals 5 ordinary shares.
           (3)  Total weighted average outstanding shares were 18,580,700K shares in 4Q02 due to decline in treasury stock for
                  42,187K shares and 18,622,887K shares due to tracing back (original 16,832,553K shares) in 4Q01; Total weighted average outstanding shares were 18,580,637K shares in 3Q02 due to decline in treasury stocks for 42,250K shares in 3Q02.
           (4)  EPS calculation is after deducting a cash dividend payment on NT$13,000 million of preferred stock paying an annual rate of 3.5%.

Attachment C

TAIWAN SEMICONDUCTOR MANURACTURING CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
[LOGO] For the Twelve Months Ended December 31, 2002 and 2001
(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD) (1)
Except for Per Share Amounts and Shares Outstanding)
	12 months ended Dec. 31
	2002 USD	NTD	%of Sales	2001 NTD	YoY Inc (Dec) %
Net Sales	4,654	160,961	100.0	125,888	27.9
Cost of Sales	(3,151)	(108,994)	(67.7)	(89,507)	21.8

Gross Profit	1,503	51,967	32.3	36,381	42.8

Operating Expenses
General and Administrative Expenses	(149)	(5,165)	(3.2)	(6,049)	(14.6)
Selling and Marketing Expenses	(26)	(901)	(0.6)	(2,341)	(61.5)
Research and Development Expenses	(339)	(11,725)	(7.3)	(10,649)	10.1

Total Operating Expenses	(514)	(17,791)	(11.1)	(19,039)	(6.6)

Income from Operations	988	34,176	21.2	17,342	97.1

Net Non-operating Expenses	(39)	(1,347)	(0.8)	(254)	430.6
Investment Loss	(165)	(5,717)	(3.6)	(6,430)	(11.1)

Income before Income Tax	784	27,112	16.8	10,659	154.4

Income Tax Credit (Expenses)	(159)	(5,502)	(3.4)	3,824	—

Net Income	625	21,610	13.4	14,483	49.2

Diluted Earnings Per Ordinary Share (4)	0.03	1.14		0.75

Earnings Per ADR (2)	0.16	5.69		3.77
Weighted Average Outstanding Shares (‘M) (3)		18,581		18,623

Note: (1)	New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 34.59 per U.S. dollar for the twelve months of 2002.
(2)	1 ADR equals 5 ordinary shares
(3)	Total weighted average outstanding shares were 18,580,700K shares in 4Q02 due to decline in treasury stock for 42,187K shares and 18,622,887K shares due to tracing back (original 16,832,553K) in 4Q01.
(4)	EPS calculation is after deducting a cash dividend payment on NT$13,000 million of preferred stock paying an annual rate of 3.5%.

37

Attachment D

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
[LOGO]                                             For the Twelve Months Ended December 31, 2002 and 2001
(Figures in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD))(1)

	12 MTHS 2002		12 MTHS 2001	4Q’02
	USD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	622	21,610	14,483	2,553
Depreciation & Amortization	1,658	57,621	48,876	16,081
Investment Loss Recognized by Equity Method	164	5,717	6,430	2,162
Loss(Gain) on sale of long-term investments	0	2		(0)
Deferred Tax on Investment Tax Credit	158	5,490	(3,841)	522
Changes in Working Capital & Others	111	3,848	5,719	2,603

Net Cash Provided from Operating Activities	2,713	94,288	71,666	23,920

Cash Flows from Investing Activities:
Acquisition of Fixed Assets	(1,567)	(54,444)	(68,002)	(17,863)
Proceeds from Disposal of Properties	14	495	298	51
Decrease in Deposit out	7	229	195	36
Increase in Long-Term Investments	(293)	(10,188)	(4,564)	(1,163)
Proceeds from Sales of Long-Term Stock Investments	0	1	162	0
Increase in Deferred Assets	(165)	(5,725)	(1,466)	(2,729)

Net Cash Used in Investing Activities	(2,004)	(69,630)	(73,376)	(21,667)

Cash Flows from Financing Activities:
Increase in Bonds Payable	288	10,000		(5,000)
Decrease Current Portion of Long-Term Bank Loans			(50)
Increase (Decrease) in Guarantee Deposits & Others	(167)	(5,816)	125	(113)
Cash Dividend—Preferred Shares	(13)	(455)	(41)
Bonus paid to Directors and Supervisors	(4)	(134)	(584)

Net Cash Provided from (Used in) Financing Activities	103	3,595	(551)	(5,113)

Net Increase (Decrease) in Cash and Cash Equivalents	813	28,253	(2,261)	(2,860)

Cash and Cash Equivalents at Beginning of Period	961	33,404	35,664
Cash and Cash Equivalents at End of Period	1,774	61,657	33,404	(2,860)

* Have been reviewed by TNS-external auditor.

Note:	New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD34.75 per U.S. dollar, the same as the Balance Sheet Exchange Rate.